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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68983

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Guggenheim Energy Advisors, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) **New York** (City) **New York** (State) **10154** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/16

GUGGENHEIM ENERGY ADVISORS, LLC

Table of Contents

This report** contains (check all applicable boxes)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Energy Advisors, LLC (the Company), as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Manager

Sworn and subscribed to before me this
26th day of February 2015.

RYAN SUPPLE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SU6267366
Qualified in New York County
My Commission Expires August 20, 2016

GUGGENHEIM

Guggenheim Energy Advisors, LLC
330 Madison Avenue, 8th Floor
New York, New York 10017
212 293 8000 Office

Guggenheim Energy Advisors, LLC Exemption Report

Guggenheim Energy Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the period from June 1, 2014 to December 31, 2014 without exception.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
03 REGISTRATIONS BRANCH

Guggenheim Energy Advisors, LLC

I, Paul M. Friedman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Manager

Date:

2/26/15

Angel Ochoa Jr
Notary Public, State of New York
Qualified in King County
No- 01OC6291337
Commission Expires October 15, 2017

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of
Guggenheim Energy Advisors, LLC:

We have reviewed management's statements, included in the accompanying Guggenheim Energy Advisors, LLC Exemption Report (the Exemption Report), in which (1) Guggenheim Energy Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 26, 2015

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of
Guggenheim Energy Advisors, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Energy Advisors, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Guggenheim Energy Advisors, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2015

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	189,628
Due from affiliate		285,767
Total assets	$	475,395
Liabilities and Members' Equity		
Accrued expenses	$	59,407
Total liabilities		59,407
Members' equity		415,988
Total liabilities and members' equity	$	475,395

See accompanying notes to Statement of Financial Condition

GUGGENHEIM ENERGY ADVISORS, LLC

Notes to Statement of Financial Condition

December 31, 2014

(1) Organization and Nature of Business

Guggenheim Energy Advisors, LLC (the Company or GEA) was formed on July 21, 2011 and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) effective May 10, 2012 (Commencement of Operations). The Company has two members, GP Energy Partners, LLC (GEP) and PFC Energy, LLC (PFC). GEP is a wholly owned subsidiary of Guggenheim Securities, LLC (GS), a registered broker-dealer, whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). In June 2013, PFC was purchased by IHS (NYSE: IHS). In accordance with the Company's "Operating Agreement" dated July 21, 2011, the Company issued two classes of ownership interests, "GEP Units" and "PFC Units", divided into 10 units for each class. GEP owns 100% of the GEP Units, which are the profit and capital interests that control the management of GEA. PFC owns the PFC Units, which are profit only interests.

GEA was formed pursuant to a strategic alliance between GEP and PFC, an energy data and solutions firm, for purposes of assisting GS in connection with (i) GS servicing certain of its investment banking prospects and clients and (ii) investment product development. The Company provides analysis, and/or access to professionals who will provide analysis, in the energy sector to GS for purposes of informing GS on significant macroeconomic, geopolitical, and other matters relevant to the energy industry. GEA may refer or introduce investment banking prospects to GS or attend client meetings to support GS in presentations to current investment banking or prospective investment banking clients.

The Strategic Alliance Agreement was amended as of January 1, 2014 to update the compensation arrangement and adjust the termination date to December 31, 2014. Upon termination of the Agreement, all equity interests in the Company revert to GS subject to the continuance of GS' obligation to pay GEA expenses, to maintain regulatory net capital while the Company is in operation and to pay any distributions accrued to PFC in the normal course prior to termination. The Agreement was terminated effective December 31, 2014. Notwithstanding the termination of the Agreement, it is the intention of management that the Company will continue indefinitely as an operating entity.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

(b) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(c) ***Income Taxes***

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of federal income taxes on the Company's earnings will be the responsibility of its members rather than that of the Company. Accordingly, no provision or liability for federal income taxes has been recorded in the financial statements with respect to the limited liability company. Miscellaneous state and local taxes may be the responsibility of the Company.

Partnerships subject to entity state and local income taxes account for income taxes under the asset and liability method in accordance with ASC Topic 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company files federal and state partnership tax returns. The Company has assessed the tax positions of its federal and state tax returns for all open tax years 2011 through December 31, 2014 and has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2014.

ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based on technical merits of the position. Tax benefit should not be recognized for tax positions that do not meet the more likely than not threshold. Those tax positions that meet the more-likely than-not threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company has not identified any uncertain tax positions as of December 31, 2014.

(3) Related-Party Transactions

The Company has a Services Agreement with GS (GEA-GS Services Agreement) in which GEA may collaborate with GS on investment products or client solutions requiring a sophisticated degree of expertise in the energy sector. Under the terms of the agreement, as amended by the Agreement dated January 1, 2014, GS will compensate the Company for its services as a percentage of revenue allocable to 19% of GS cash equities revenue, as defined in the agreement, for the 2014 fiscal year based on specified revenue targets. Further, GS will pay the Company a percentage based fee derived from any investment banking transactions in which the Company and its registered professionals assisted in the transactions. These fees will be determined on a deal by deal basis and in amounts at the discretion of GS. At December 31, 2014 $282,267 of such fees were uncollected and are included in due from affiliate in the accompanying statement of financial condition.

The Company and PFC have also entered into a Services Agreement (GEA-PFC Services Agreement) in which PFC will provide the Company with the services of PFC experts in the energy industry who may participate in presentations to GS, the investment banking clients of GS, and prospects on matters relevant to the energy industry. The Company will compensate PFC based on agreed-upon rates for such PFC

expert services on an annual basis not to exceed the net compensation received under the GEA-GS Services Agreement.

Effective December 31, 2014, the GEA-GS Services Agreement and the GEA-PFC Services Agreement have been terminated. Pursuant to the amended Agreement dated January 1, 2014, GS will continue to maintain the obligation to pay GEA expenses, maintain regulatory net capital while the Company is in operation, and to pay any distributions accrued to PFC in the normal course prior to termination.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as the greater of $5,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $130,221 which was $125,221 in excess of its required net capital of $5,000.

The Company is exempt from SEC Customer Protection Rule 15c3-3 under paragraph k(2)(i) because it carries no customer or margin accounts.

(5) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 26, 2015, the date the financial statements were available to be issued, and except as discussed below, has concluded there are no recognized or unrecognized events that require financial statement disclosure.

On January 30, 2015, the Company approved a final distribution of $290,988 to PFC Energy, LLC. The distribution was paid on February 2, 2015.